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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.____________)*

FreeHand Systems International, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

35645V108
(CUSIP Number)

August 29, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	35645V108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vision Opportunity Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,996,875

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,996,875

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,996,875

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No	35645V108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,996,875

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,996,875

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,996,875

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No	35645V108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Adam Benowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,996,875

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,996,875

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,996,875

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	35645V108

Item 1.	(a).	Name of Issuer:
FreeHand Systems International, Inc.

(b).	Address of Issuer's Principal Executive Offices:
95 First Street, Suite 200 Los Altos, CA 94022

Item 2.	(a).	Name of Person Filing:
Vision Opportunity Master Fund, Ltd. Vision Capital Advisors, LLC Adam Benowitz

(b).	Address of Principal Business Office, or if None, Residence:
Vision Opportunity Master Fund, Ltd. c/o Citi Hedge Fund Services (Cayman) Limited P.O. Box 1748 Cayman Corporate Centre 27 Hospital Road, 5th Floor Grand Cayman KY1-1109 Cayman Islands
Vision Capital Advisors, LLC Adam Benowitz: 20 West 55th Street, 5th Floor New York, NY 10019

(c).	Citizenship:
Vision Opportunity Master Fund, Ltd. - Cayman Islands
Vision Capital Advisors, LLC - Delaware Adam Benowitz - US Citizen

(d).	Title of Class of Securities:

Common Stock, $0.001 par value

(e).	CUSIP Number:

35645V108

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of August 10, 2007

(a)	Vision Opportunity Master Fund, Ltd. – 7,996,875 Vision Capital Advisors, LLC - 7,996,875 Adam Benowitz - 7,996,875

(b)	Percent of class:
Vision Opportunity Master Fund, Ltd. – 17.4%* Vision Capital Advisors, LLC - 17.4%* Adam Benowitz - 17.4%*

(c)	Number of shares as to which the person has:

Vision Opportunity Master Fund, Ltd.

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	7,996,875	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	7,996,875	.

Vision Capital Advisors, LLC

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	7,996,875	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	7,996,875	.

Adam Benowitz

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	7,996,875	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	7,996,875	.

*Percent of class based on 45,847,902 shares outstanding as of 7/27/07 (based on the Issuer’s 10SB12G filed 8/29/07).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2007

VISION OPPORTUNITY MASTER FUND, LTD.**

	By:	/s/ Adam Benowitz
Adam Benowitz
Director

VISION CAPITAL ADVISORS, LLC**

	By:	/s/ Adam Benowitz
Adam Benowitz
Director

/s/ Adam Benowitz
ADAM BENOWITZ**

** Vision Capital Advisors, LLC (the “Investment Manager”) serves as investment manager to Vision Opportunity Master Fund, Ltd. (the “Master Fund”), the record owner of the subject securities.  Adam Benowitz is the managing member of the Investment Manager and the Master Fund’s portfolio manager.  Each of the Reporting Persons disclaims beneficial ownership except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated September 10, 2007 relating to the Common Stock, $0.001 par value of FreeHand Systems International, Inc. shall be filed on behalf of the undersigned.

VISION OPPORTUNITY MASTER FUND, LTD.**

By:	/s/ Adam Benowitz
Adam Benowitz
Director

VISION CAPITAL ADVISORS, LLC**

By:	/s/ Adam Benowitz
Adam Benowitz
Director

/s/ Adam Benowitz
ADAM BENOWITZ**

** Each of the Reporting Persons disclaims beneficial ownership in the shares reported herein except to the extent of its pecuniary interest therein.

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